EXHIBIT 99.1
Seabridge Gold Inc.
News Release

Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE: SA	October 8, 2013

Seabridge Gold Moving Deep Kerr Towards High-Grade Resource
New intercepts include 315 meters of 0.65% copper and 0.45 g/T gold

Toronto (Canada) – Seabridge Gold announced today it has received additional exceptional drill results from the high-grade Deep Kerr core zone, confirming the likelihood of being able to calculate a sizeable resource estimate for the new discovery after just one season of drilling. Of 29 holes drilled at Deep Kerr this summer, 26 have hit the high-grade zone. Assays have been received to date for 15 of these 26 holes; all 15 have intersected wide intervals grading at or above 0.5% copper and 13 have major intercepts averaging above 0.6% copper.

Five diamond core drill rigs were deployed on the Deep Kerr target during most of the field season, generating 24,000 meters of core.  Initially, the program explored the dip projection of the 1,800 meter long Kerr deposit. Preliminary evaluation of the target indicates that the strike potential of the core zone is at least 1,600 meters long, between 200 and 300 meters wide and at least 700 meters vertically; however Deep Kerr remains open along strike and vertically. In August, drilling was focused on about 1,000 meters of the strike potential to generate data for an initial resource estimate.

The Deep Kerr core zone is defined by a distinctive set of minerals and textures that include:

•	Anhydrite, potassium feldspar and magnetite as alteration minerals.
•	Abundant chalcopyrite and locally bornite with an observable decrease in pyrite.
•	Intense fine shattering of quartz veins filled with copper minerals.

These features can be traced over the 1,000 meters of strike and 700 meters of vertical projection where drilling was concentrated during the season.  Within the defined core zone, copper concentrations typically exceed 0.5% while the inner bornite-rich zone typically grades more than 1.0% copper.  Gold concentrations, which are generally lower in the Kerr deposit, are significantly higher within the Deep Kerr core zone. Additional drilling will be required to determine if grades improve up-dip or down-dip from the 700 meter high vertical dimension drilled to date.

Chairman and CEO, Rudi Fronk commented that “the consistency of the Deep Kerr zone is surprising and very gratifying. Although much work needs to be done, deposits like this lend themselves to efficient and cost-effective mining. The grade continues to exceed our expectations and the overall size appears to be much larger than we originally anticipated.”

Assay results from the next three core holes drilled at Deep Kerr this year are:

Hole ID	Total Depth (meters)	From (meters)	To (meters)	Thickness (meters)	Gold Grade (g/T)	Copper Grade (%)	Silver Grade (g/T)
K-13-23C	1278	908.9	1224.4	315.5	0.45	0.65	1.2
K-13-28A	1407 including	886.4 907.9	1043.4 974.5	157.0 66.6	0.56 0.71	0.50 0.65	2.5 3.1
K-13-31	1113 including	421.9	670.4	248.5	0.39	0.77	2.0
		519.2	624.4	105.2	0.66	1.11	2.2

Drilling at Deep Kerr is employing state-of-the-art directional drilling tools operated by TECH Directional Services that enable additional holes to be started part way down a previously drilled hole. The Devico directional core barrel provided by TECH ensures that the new hole deviates from the first in a predictable manner to provide multiple intersections of the target, off-set from the original intercept. This technology significantly reduces the amount of drilling required to achieve a new intercept of the target zone as the top 400 to 800 meters of the hole is not re-drilled. The above-reported drill holes with a letter designation after the hole number represent wedged drill holes completed from holes that have been previously reported (i.e. K-13-23 and K-13-28). Drill hole K-13-23C was wedged from K-13-23 at 500 meters.  Hole K-13-28A was wedged at 550 meters from K-13-28.

The above-reported drill holes were designed to intersect mineralized zones as close as technically feasible to a perpendicular angle to their strike. Therefore, the true widths of this mineralization are believed to be 75% or greater of the reported intercepts. (For a drill location map and cross sections of Deep Kerr, see http://www.seabridgegold.net/DKmap4.pdf.

During the 2013 program, one hole, K-13-27, was terminated before intersecting the core zone.  This hole did not deviate as expected and would not have been suitable for subsequent directional drilling.  It was re-started and completed as drill hole K-13-28. Drill hole K-13-33 could not get through a fault zone and was abandoned; it was redrilled as K-13-34 and assays are pending. The southern limit for this year’s program was established by drill hole K-13-26.  The characteristic mineralogy and textures of the Deep Kerr core zone were not encountered in this drill hole and copper grades were low.  Time constraints did not permit further investigation of this part of the system. K-13-26 could terminate the mineral system to the south but additional work is required to reach this conclusion. The system does extend an unknown distance to the north.

The KSM Project contains one of the largest undeveloped gold and copper reserves in the world. Its composite intrusive complex hosts four distinct hydrothermal cells that each produced large gold-copper porphyry deposits. Several of these hydrothermal cells show a direct genetic link to epithermal vein deposits including the neighboring Brucejack/Valley of the Kings development owned by Pretium Resources. The KSM mining district was joined to the North American continent well after the mineralizing event creating enormous deformation of the rocks that host deposits. As a consequence of this deformation the porphyry systems have been significantly modified and partly concealed. Seabridge continues to unravel this complex history of the district in order to discover additional mineralizing systems.

Proven and probable reserves at KSM are as follows:

Project	Zone	Reserve Category	Tonnes (millions)	Average Grades				Contained Metal
				Gold (gpt)	Copper (%)	Silver (gpt)	Moly (ppm)	Gold (million ounces)	Copper (million pounds)	Silver (million ounces)	Moly (million pounds)
KSM	Mitchell	Proven	476	0.67	0.17	3.05	60.9	10.3	1,798	47	64
		Probable	935	0.57	0.16	3.11	50.7	17.2	3,296	93	104
	Iron Cap	Probable	193	0.45	0.20	5.32	21.5	2.8	834	33	9
	Sulphurets	Probable	318	0.59	0.22	0.79	50.6	6.0	1,535	8	35
	Kerr	Probable	242	0.24	0.45	1.2	0.0	1.9	2,425	9	0
KSM Totals		Proven	476	0.67	0.17	3.05	60.9	10.3	1,798	47	64
		Probable	1,688	0.51	0.22	2.65	40.1	27.9	8,090	144	149
		Total	2,164	0.55	0.21	2.74	44.7	38.2	9,888	191	213

Exploration activities at KSM are being conducted by Seabridge personnel under the supervision of William E. Threlkeld, Senior Vice President of Seabridge and a Qualified Person as defined by National Instrument 43-101. Mr. Threlkeld has reviewed and approved this news release. An ongoing and rigorous quality control/quality assurance protocol is being employed during the 2013 program including blank and reference standards in every batch of assays. Cross-check analyses are being conducted at a second external laboratory on 10% of the samples. Samples are being assayed using fire assay atomic adsorption methods for gold, total digestion ICP methods for other elements, and atomic adsorption methods for Cu, Ag, Mo, Pb, Zn and As on samples with >0.5% Cu, by ALS Minerals Canada Ltd. in North Vancouver, B.C.

Seabridge holds a 100% interest in several North American gold resource projects. The Company's principal assets are the KSM property located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada's Northwest Territories. For a breakdown of Seabridge's mineral reserves and resources by project and category please visit the Company's website at http://www.seabridgegold.net/resources.php.

All reserve and resource estimates reported by the Corporation were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

This document contains "forward-looking information" within the meaning of Canadian securities legislation and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. This information and these statements, referred to herein as "forward-looking statements" are made as of the date of this document. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the core zone being minable efficiently and cost-effectively; (ii) the potential fo the core zone to extend along strike and vertically; (iii) the generation of a sizeable resource estimate for the deposit later this year; (iv) the proximity of the intercepts to true widths; (v) the estimated amount and grade of mineral reserves and mineral resources; (vi) estimates of capital costs of constructing mine facilities and bringing a mine into production, including financing payback periods; (vii) the amount of future production; and (vii) estimates of operating costs, net cash flow and economic returns from an operating mine. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as "expects", "anticipates", "plans", "projects", "estimates", "envisages", "assumes", "intends", "strategy", "goals", "objectives" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.

All forward-looking statements are based on Seabridge's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. These assumptions include: (i) the presence of and continuity of metals at the Project at modeled grades; (ii) the capacities of various machinery and equipment; (iii) the availability of personnel, machinery and equipment at estimated prices; (iv) exchange rates; (v) metals sales prices; (vi) appropriate discount rates; (vii) tax rates and royalty rates applicable to the proposed mining operation; (viii) financing structure and costs; (ix) anticipated mining losses and dilution; (x) metallurgical performance; (xi) reasonable contingency requirements; (xii) success in realizing proposed operations; (xiii) receipt of regulatory approvals on acceptable terms, including the necessary right of way for the proposed tunnels; and (xiv) the negotiation of satisfactory terms with impacted Treaty and First Nations groups. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. Many forward-looking statements are made assuming the correctness of other forward looking statements, such as statements of net present value and internal rates of return, which are based on most of the other forward-looking statements and assumptions herein. The cost information is also prepared using current values, but the time for incurring the costs will be in the future and it is assumed costs will remain stable over the relevant period.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that estimates, forecasts, projections and other forward-looking statements will not be achieved or that assumptions do not reflect future experience. We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates assumptions and intentions expressed in such forward-looking statements. These risk factors may be generally stated as the risk that the assumptions and estimates expressed above do not occur, but specifically include, without limitation: risks relating to variations in the mineral content within the material identified as mineral reserves or mineral resources from that predicted; variations in rates of recovery and extraction; developments in world metals markets; risks relating to fluctuations in the Canadian dollar relative to the US dollar; increases in the estimated capital and operating costs or unanticipated costs; difficulties attracting the necessary work force; increases in financing costs or adverse changes to the terms of available financing, if any; tax rates or royalties being greater than assumed; changes in development or mining plans due to changes in logistical, technical or other factors; changes in project parameters as plans continue to be refined; risks relating to receipt of regulatory approvals or settlement of an agreement with impacted First Nations groups; the effects of competition in the markets in which Seabridge operates; operational and infrastructure risks and the additional risks described in Seabridge's Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) for the year ended December 31, 2012 and in the Corporation's Annual Report Form 40-F filed with the U.S. Securities and Exchange Commission on EDGAR (available at www.sec.gov/edgar.shtml). Seabridge cautions that the foregoing list of factors that may affect future results is not exhaustive.

When relying on our forward-looking statements to make decisions with respect to Seabridge, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Seabridge does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by Seabridge or on our behalf, except as required by law.

ON BEHALF OF THE BOARD

"Rudi Fronk"
Chairman and CEO

For further information please contact:
Rudi P. Fronk, Chairman and CEO

Tel: (416) 367-9292   •  Fax: (416) 367-2711
Email:  info@seabridgegold.net